Exhibit 99.5

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

Tel: 416.494.9559

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of SolarBank Corporation (the “Company”) will be held at the offices of the Company located at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, Canada, on Thursday, December 12, 2024, at 10:00 a.m. (Eastern Time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ending June 30, 2024 and the report of the auditors thereon.

2.	To set the number of directors of the Company at five.

3.	To elect Dr. Richard Lu, Paul Pasalic, Paul Sparkes, Chelsea Nickles and Matthew Wayrynen as directors of the Company on the basis set forth in the accompanying information circular of the Company dated October 28, 2024 (the “Information Circular”).

4.	To appoint ZH CPA, LLC, Certified Public Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

5.	To approve the Company’s Share Compensation Plan and all unallocated entitlements under the Share Compensation Plan.

6.	To consider and, if thought advisable, to pass, with or without amendment, a special resolution, the full text of which is set forth in the Information Circular, to authorize the board of directors of the Company to set the number of directors from time to time within the minimum and maximum number of directors set forth in the articles of the Company, in accordance with Section 125(3) of the Business Corporations Act (Ontario).

7.	To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of its proxy-related materials. The notice-and-access method allows for the Company to deliver Meeting materials via the internet in accordance with the applicable rules set forth in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, beneficial shareholders who have requested to receive proxy-related materials and who do not have existing instructions on their account to receive paper materials will receive a notification containing information on how to obtain electronic and paper copies of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis in advance of the Meeting. All other beneficial shareholders who have requested to receive Meeting materials or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024and related management discussion and analysis and registered shareholders who have not consented to electronic delivery will receive a paper copy of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis. Registered shareholders who have consented to electronic delivery will receive the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis electronically.

The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis to Shareholders.

Accessing Meeting Materials Online

Shareholders may access these proxy-related materials on the Company’s website at www.solarbankcorp.com, or under Company’s profile on SEDAR+ at www.sedarplus.ca or at https://www.eproxy.ca/SolarBank/2024AGM/. Shareholders may also access the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis on SEDAR+ or at https://www.eproxy.ca/SolarBank/2024AGM/.

Requesting Printed Meeting Materials

Shareholders may request paper copies of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis, please call toll free within North America 1-888-787-0888 or outside North America, call 604-559-8880. Requests for paper copies of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis should be received by December 3, 2024. For a copy of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis after the date of the Meeting, please contact info@solarbankcorp.com.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Company’s transfer agent toll free at 1-888-787-0888.

If you hold your Shares in a brokerage account, you are a non-registered shareholder (“Beneficial Shareholder”). Beneficial Shareholders who hold their Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting.

The directors of the Company have fixed the close of business on October 28, 2024 as the record date, being the date for the determination of the registered holders entitled to notice and to vote at the meeting and any adjournment(s) thereof.

DATED at Toronto, Ontario, as of October 28, 2024

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

505 Consumers Road, Suite 803

Toronto, Ontario, Canada M2J 4V8

Tel: 416.494.9559

INFORMATION CIRCULAR

As at October 28, 2024 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON DECEMBER 12, 2024

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SolarBank Corporation (the “Company” or “SolarBank”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management of the Company (“Management”). Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

NOTICE-AND-ACCESS PROCESS

In accordance with the notice-and-access rules under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has sent its proxy-related materials to registered holders and non-objecting beneficial owners using notice-and-access and made its annual financials available to Shareholders. Therefore, although Shareholders still receive a proxy or voting instruction form (as applicable) in paper copy, this Information Circular is not physically delivered. Instead, Shareholders may access this Information Circular on the Company’s website at www.solarbankcorp.com, or on the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://www.eproxy.ca/SolarBank/2024AGM/. Shareholders may also access the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis on the Company’s profile on SEDAR+ or at https://www.eproxy.ca/SolarBank/2024AGM/.

Shareholders may request paper copies of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis be sent to them by postal delivery at no cost to them. In order to receive a paper copy of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis, please call toll free within North America 1-888-787-0888 or outside North America, call 604-559-8880. Requests for paper copies of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis should be received by December 3, 2024. For a copy of the Information Circular or the annual audited financial statements of the Company for its fiscal year ended June 30, 2024 and related management discussion and analysis after the date of the Meeting, please contact info@solarbankcorp.com.

To obtain additional information about the Notice-and-Access process, a shareholder may contact the Company’s transfer agent toll free at 1-888-787-0888.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Endeavor Trust Corporation (the “Transfer Agent”), located at Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, or by email: proxy@endeavortrust.com, in either case at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Shareholder’s Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy. In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2024 will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 28, 2024 the Company had 30,907,291 Common Shares without par value issued and outstanding. All Common Shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Shareholders is shareholders present in person or represented by proxy holding at least five percent (5%) of the Common Shares entitled to vote at a meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required to be represented by the Business Corporations Act (Ontario) (the “OBCA”) or the articles or any other by-law).

October 28, 2024 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

To the knowledge of the directors and senior officers of the Company, as at October 28, 2024, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Company.

NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the special resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors”) at five (5). Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then. Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed. MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE PROXY. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The Board of Directors of the Company has adopted a policy (“Majority Voting Policy”) stipulating that if the Common Shares voted in favour of the election of a director nominee at a meeting of the Company’s shareholders represent less than a majority of the total Common Shares voted for and voted as withheld at the meeting, the director nominee will submit his resignation promptly after such meeting to the Compensation, Corporate Governance and Nominating Committee’s consideration. After reviewing the matter, the Compensation, Corporate Governance and Nominating Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed.

With the exception of exceptional circumstances that would warrant the continued service of the subject director on the Board of Directors, the Compensation, Corporate Governance and Nominating Committee shall be expected to accept and recommend acceptance of the resignation by the Board of Directors. Within 90 days following the applicable meeting of the Company’s shareholders, the Board of Directors shall make its decision, on the Compensation, Corporate Governance and Nominating Committee’s recommendation and in making its decision the Board of Directors shall be required to accept the resignation of the Subject Director, absent exceptional circumstances. The director nominee will not participate in any Compensation, Corporate Governance and Nominating Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(5) and Present Positions with the Company	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(5)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)
Dr. Richard Lu Ontario, Canada Director, President & Chief Executive Officer	President and Chief Executive Officer of the Company since 2014	August 1, 2014	803,146(6)
Paul Pasalic(3)(4) London, UK Director	Managing Director, Head of Legal (Europe) – Private Equity Transactions, with Hudson Advisors since 2019; Associate lawyer with Shearman & Sterling LLP from 2012 to 2019.	November 3, 2022	53,000
Paul Sparkes(3)(4) Ontario, Canada Director	Corporate director and President of Otterbury Holdings Inc., a corporation advising growth entities in private and public markets.	November 3, 2022	Nil
Chelsea Nickles(3)(4) London, UK Director	Head of Market Development (UK & Ireland) of Orsted Power UK since January 2023; Head of Strategic Joint Ventures of Orsted Power UK from November 2019 to January 2023; Senior Legal Counsel of Orsted Power UK from February 2017 to November 2019.	February 26, 2024	Nil
Matthew Wayrynen(3) British Columbia, Canada Director	Executive Chair of the Company since July, 2024; Chief Executive Officer of the Solar Flow-Through Funds from 2012 to July 2024.	July 8, 2024	133,082

(1)	Common shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such Common Shares are held directly. These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(2)	The directors, and nominees, as a group beneficially own, directly or indirectly, 989,228 Common Shares of the Company representing 3.20% of the total issued and outstanding Common Shares of the Company.

(3)	Current Member of the Audit Committee of the Company.

(4)	Current Member of the Compensation, Corporate Governance and Nominating Committee of the Company.

(5)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(6)	773,200 Common Shares are held by 2384449 Ontario Inc., a corporation controlled by Dr. Richard Lu.

Pursuant to the applicable securities legislation, the Company is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditors.

The audit committee of the Company currently consists of Paul Pasalic, Paul Sparkes and Chelsea Nickles. The members of the audit committee of the Company will be determined following the Meeting at the discretion of the Board of Directors and in accordance with applicable corporate and securities law. Aside from the audit committee, there is only one other standing committee of the Board of Directors which is the Compensation, Corporate Governance and Nominating Committee.

PENALTIES AND SANCTIONS

Except as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer, that resulted from an event that occurred while that person was acting in such capacity.

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On February 5, 2016, the British Columbia Securities Commission issued a cease trade order against Ziplocal Inc. for failure to file its annual audited financial statements and MD&A. The required documents were filed and the order was subsequently revoked on March 11, 2016. Mr. Paul Sparkes was a director of Ziplocal Inc. during this period.

Berkley Renewables Inc. (“Berkley”) is subject to a failure-to-file cease trade order (“FFCTO”) issued by the British Columbia Securities Commission on May 6, 2019. The FFCTO was issued due to Berkley’s failure to file its (i) annual audited financial statements for the year ended December 31, 2018; (ii) annual management’s discussion and analysis for the year ended December 31, 2018; and (iii) certification of the annual filings for the year ended December 31, 2018 (collectively, the “2018 Annual Filings”). Berkley was unable to file the 2018 Annual Filings as it did not have sufficient funds to pay its auditor and consequently, the auditor could not complete the statements. The audit process is still underway and the FFCTO remains in effect. Mr. Wayrynen is director and the Chief Executive Officer of Berkley.

APPOINTMENT AND REMUNERATION OF AUDITOR

Effective April 25, 2024, MSLL CPA LLP, Chartered Accountants (the “Former Auditor”) resigned as auditors of the Company, and ZH CPA, LLC, Certified Public Accountants, of Denver, Colorado (the “Successor Auditor”), agreed to fill the vacancy. The Successor Auditors of the Company were appointed on April 25, 2024, and are the current Auditors of the Company. There were no reportable events in relation to the change of auditors.

Pursuant to Section 4.11 of the National Instrument 51-102 Continuous Disclosure Obligations, a reporting package consisting of the following is attached as Schedule “C” to this Information Circular.

(i)	Notice of Change of Auditors;

(ii)	Letter from the Former Auditor; and

(iii)	Letter from the Successor Auditor.

The persons named in the enclosed Instrument of Proxy will vote for the appointment of ZH CPA, LLC, Certified Public Accountants, of Denver, Colorado, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Share Compensation Plan

At the Meeting, Shareholders will be asked to consider, and if thought advisable, approve the Company’s Share Compensation Plan (the “Plan”). The Company has no other incentive plans other than its Share Compensation Plan. The Plan is a 20% “rolling” plan pursuant to which the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Company options (“Options”) and settlement of Company restricted share units (“RSUs”), each under the Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time. A detailed description of the Plan is set out in “Schedule “B” Form 51-102F6 – Statement of Executive Compensation – Incentive Plan Awards.”

The Plan is an evergreen plan which provides that if any option has been exercised or RSU has been vested and redeemed, then the number of Common Shares into which such option or RSU was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

As at the date of this Information Circular, the Company has 2,639,000 options outstanding representing approximately 8.51% of the current number of issued and outstanding Common Shares and 265,000 RSUs representing approximately 0.86% of the current number of issued and outstanding Common Shares. Assuming the approval of the Plan, 3,176,319 Common Shares will be available to be granted under the Plan, representing approximately 10.25% of the current number of issued and outstanding Common Shares.

The rules of the Cboe Canada Exchange Inc. (“Cboe”) require that, if a listed issuer has a security based compensation arrangement that does not have a fixed maximum aggregate number of securities issuable under such plan (an evergreen plan), the shareholders of the listed issuer must approve and re-affirm the unallocated options under the plan every three years. Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the Plan and all unallocated options and RSUs under such plan (the “Plan Resolution”). The Plan Resolution requires the approval of a simple majority of the votes cast by Shareholders voting in person or by proxy at the Meeting.

If the Plan Resolution is passed, this approval will be effective until December 12, 2027. If approval is not obtained at the Meeting, options and RSUs which have not been allocated as of December 12, 2024 will not be available for grant. Previously allocated options and RSUs will be unaffected, but will not be available to be reallocated.

At the Meeting Shareholders will be asked to consider and approve the following Plan Resolution, with or without modification:

“RESOLVED, as an Ordinary Resolution, that:

1.	The Plan and all unallocated options and restricted share units issuable pursuant to the Plan be and are hereby approved and authorized until December 12, 2027, being the date that is three years from Shareholder approval of the Plan;

2.	The Company be and is hereby authorized to grant stock options and restricted share units pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase Common Shares of the Company;

3.	The Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan, if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so; and

4.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The foregoing resolution must be approved by a simple majority of Shareholders, excluding Shareholders that would receive, or would be eligible to receive, a material benefit resulting from the Plan.

The full text of the Plan will be available for review at the Meeting and may be obtained at the offices of the Company located at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, or by contacting the Company by telephone at 416.494.9559, at any time before the Meeting.

Management recommends that Shareholders vote in favour of the resolution to approve the Plan. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Plan Resolution at the Meeting.

Approval Authorizing Board to Fix Number of Directors

Management of the Company is of the opinion that from a corporate governance perspective, and with a desire to maximize the effectiveness and efficiency of the Board of Directors, the directors of the Company should have the discretion to set the size of the Board of Directors within the minimum and maximum number provided for in the Company’s articles, subject to the limits described in the OBCA. From time to time, the Board of Directors may identify an individual who could make a valuable contribution to the Company as a director. It will be beneficial for the Company if the Board of Directors possesses the ability to appoint such an individual as a director between meetings of Company Shareholders without a vacant position needing to first arise. This will provide the Board of Directors with the appropriate expediency with which to enhance its composition if the opportunity arises.

Section 125(3) of the OBCA allows the directors of a corporation to, if authorized by special resolution, determine the number of directors on the board of directors if the articles provide for a minimum and maximum number. Once the special resolution in Section 125(3) of the OBCA is adopted by shareholders, pursuant to Section 124(2) of the OBCA, a board of directors of a corporation will have the ability to appoint one or more additional directors between annual meetings of shareholders, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders. Section 124(2) of the OBCA further stipulates that the total number of directors that may be appointed between annual meetings of shareholders may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

At the Meeting Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, a special resolution to empower the directors to fix the number of directors to be elected within the minimum and maximum number of directors provided for in the articles of the Company following the Meeting (the “Number of Directors Resolution”) as set forth below:

“RESOLVED THAT:

1.	In accordance with section 125(3) of the Business Corporations Act (Ontario), the directors of the Company shall be empowered and authorized to determine the number of directors of the Company to be elected at annual meetings of shareholders of the Company within the minimum and maximum numbers provided for in the Articles of the Company, provided that the number of directors so set between meetings of shareholders of the Company may not exceed one and one-third of the number of directors elected at the previous annual meeting of shareholders of the Company.

2.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

In order to become effective, the Number of Directors Resolution must be approved by at least two-thirds (662/3%) of the votes cast at the Meeting by Shareholders present or represented by proxy at the Meeting and entitled to vote thereat on the Number of Directors Resolution.

Management recommends that Shareholders vote in favour of the resolution to approve the Number of Directors Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Number of Directors Resolution at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below and transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of two corporations that hold solar projects located in Ontario with a combined capacity of 2.5 MW (the “Projects”) for consideration of 278,875 common shares (the “Consideration Shares”) of the Company at a deemed price of $7.70 per share for total consideration of $2,147,337.50 (the “OFIT Transaction”). The corporations OFIT GM Inc. and OFIT RT Inc. (the “Purchased Entities”) have been operating the Projects since 2017. The acquisition of the Purchased Entities closed on November 1, 2023. The shares of the Purchased Entities were acquired from N. Fine Investments Limited and Linden Power Inc. (the “Vendors”) Pursuant to the terms of the SPAs, the Company acquired 49.9% ownership of OFIT RT Inc. where Whitesand First Nation owns the remaining shares of OFIT RT Inc. The Company also acquired 49.9% ownership of OFIT GM Inc. where the Town of Kapuskasing owns the remaining shares of OFIT GM Inc. Dr. Richard Lu, the President & Chief Executive Officer and a director of the Company (Address: 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8), is a shareholder of the Vendors and as result indirectly received one-third of the Consideration Shares.

STATEMENT OF EXECUTIVE COMPENSATION

A copy of the Statement of Executive Compensation is attached as Schedule “B” to this Information Circular.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of June 30, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders(1)	3,024,000	$0.75	2,414,215
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,024,000	$0.75	2,414,215

(1)	As of June 30, 2024 the Company had a “rolling” share compensation plan that reserves 20% of the Company’s outstanding Common Shares from time to time for issuance as stock options or restricted share units.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the executive officers and Directors of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its Directors and executive officers for the provision of such management functions.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) for the year ended June 30, 2024 under the heading, “Audit Committee”. The AIF is available under the Company’s profile at www.sedarplus.ca.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines. In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted.

Set out in Schedule “A” to this Information Circular is a description of certain corporate governance practices of the Company, as required by NI 58-101.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.ca. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8. Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended June 30, 2024 and 2023 and in the accompanying management discussion and analysis, both of which are available on SEDAR+ at www.sedarplus.ca.

DATED at Toronto, Ontario, as of October 28, 2024.

“Dr. Richard Lu”
Dr. Richard Lu
Chief Executive Officer

SCHEDULE “A”

to the Information Circular as at October 28, 2024 of

SolarBank Corporation

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. NI 52-110 sets out the standard for director independence under applicable Canadian securities laws. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The current Board of Directors consists of five directors, with three of the five directors considered independent: Paul Pasalic, Paul Sparkes and Chelsea Nickles are independent directors under applicable Canadian securities laws. The slate of directors proposed for the Meeting has five directors, with three of the five directors considered independent

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Dr. Richard Lu is the President & CEO of the Company and therefore is not considered independent. Matthew Wayrynen is the Executive Chair of the Company and therefore is not considered independent.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Three of five current directors are independent. As a result, the majority of directors are independent. The slate of directors proposed for the Meeting has five directors, with three of the five directors considered independent. If the slate of directors proposed for the Meeting is elected, the majority of directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Currently, the following existing directors or proposed directors serve on the following boards of directors of other public companies:

Director	Reporting Issuer Board Membership
Dr. Richard Lu	None
Paul Pasalic	Evoca SpA
Paul Sparkes	The Good Flour Corp. Antler Gold Inc. Denarius Silver Corp. Vortex Energy Corp.
Chelsea Nickles	None
Matthew Wayrynen	Berkley Renewables Inc. WestKam Gold Corp. First Tellurium Corp.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the non-management directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera. In addition, during meetings of the Audit Committee and Compensation, Corporate Governance and Nominating Committee, executives, officers and other guests attending these meetings may be asked to withdraw from these meetings for a certain period at the end of each meeting to allow the three independent directors on the Audit Committee and Compensation, Corporate Governance and Nominating Committee to discuss issues freely among themselves in camera.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors is not an independent director and the Company does not have a lead director. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Company with the benefit of having a Chair of the Board with extensive experience and knowledge of the Company’s business. The Compensation, Nominating and Corporate Governance Committee, which is constituted of a majority of independent directors, is responsible for identifying whether the Board is effective.

To facilitate the Board operating independently of management, the following processes are in place:

●	the Board holds in-camera meetings with the non-management directors;

●	at Board meetings, members of management, including the Chair, President & Chief Executive Officer and Chief Financial Officer, are not present for the discussion and determination of certain matters;

●	under the Company’s By-Laws any two directors may call a Board meeting; and

●	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

SolarBank’s Board meets when it is necessary and desirable to transact business of the Company. Each committee of SolarBank’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which SolarBank faces from time to time. During the financial year ended June 30, 2024, SolarBank’s Board met five times, the Audit Committee met one time, the Compensation Committee met two times, and the Compensation, Corporate Governance and Nominating Committee did not meet. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on SolarBank’s Board and his respective committees during the financial year ended June 30, 2024.

Director	Board	Audit Committee	Compensation, Corporate Governance and Nominating Committee
Dr. Richard Lu	5 of 5	N/A	N/A
Paul Pasalic	5 of 5	1 of 1	N/A
Olen Aasen(1)	5 of 5	1 of 1	N/A
Paul Sparkes	5 of 5	1 of 1	N/A
Chelsea Nickles	3 of 3	N/A	N/A

1.	Olen Aasen resigned as a director on July 8, 2024.

2.	Board mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The SolarBank Board does not have a written mandate. The duties and responsibilities of SolarBank’s Board are to supervise the management of the business and affairs of SolarBank and to act with a view towards the best interests of SolarBank. SolarBank’s Board delegates day-to-day management of SolarBank to executive officers, relying on them to keep it apprised of all significant developments affecting SolarBank. In discharging its mandate, SolarBank’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of SolarBank; identifying the principal risks of SolarBank ‘s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for SolarBank to facilitate communications with investors and other interested parties; and the integrity of SolarBank’s internal control and management information systems.

SolarBank’s Board also has the mandate to assess the effectiveness of SolarBank’s Board as a whole, its committees and the contribution of individual directors. SolarBank’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Corporate Governance and Nominating Committee.

3.	Board of Directors

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed a written position description for the Chair. It is expected the Board will develop a written position description for the Chair in fiscal 2025. The role and responsibilities of the Chair have been established through common corporate governance practices and are described further above. The Chair of each Board committee acts within the parameters set by their respective committee charters.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has not developed a written position description for the Chief Executive Officer. While the Board has not developed a written position description for the Chief Executive Officer, the Chief Executive Officer’s role and responsibilities are delineated within his consulting agreement, and he acts under the supervision and direction of the Board. It is expected the Board will develop a written position description for the Chief Executive Officer in fiscal 2025.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii)  the nature and operation of the issuer’s business.

The Company provides an orientation program to new directors. This program consists of:

●	A detailed briefing with the Chair.

●	A detailed briefing with the President and Chief Executive Officer.

●	The Company’s General Counsel providing education regarding directors’ responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.

●	Provision of the Company’s committee charters and corporate governance policy booklet to the new director.

●	Access to the Company’s independent directors, as required, for the new director to discuss the operation of the Company and the Board.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees. The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

As required, directors are briefed on strategic issues affecting the Company, and these briefings include reviews of the competitive environment, the Company’s progress and performance relative to its peers, and any other developments that could materially affect the Company’s business. The briefings are conducted by the Chair and Chief Executive Officer, Chief Financial Officer and other members of the executive management team. Furthermore, the Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

The Board of Directors expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives. The Board of Directors has adopted a formal written Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR+ at www.sedarplus.ca.

(ii)  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code. Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Compensation, Corporate Governance and Nominating Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chair of the Board, Chief Executive Officer, Chief Financial Officer, General Counsel or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships. No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Company has also adopted a Whistleblower Policy to address SolarBank’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of the Company to make good faith complaints concerning a suspicion of unethical behaviour of the Company or any of its personnel. The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Company since July 1, 2023 regarding departures from the Code by directors or executive officers.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

See response to 5(c).

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Compensation, Nominating and Corporate Governance Committee regarding any potential conflicts of interest.

In accordance with the Business Corporations Act (Ontario) (the “Act”), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Compensation, Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Compensation, Corporate Governance and Nominating Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Compensation, Corporate Governance and Nominating Committee is composed entirely of independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

To encourage an objective nominating process, when considering potential Board nominees the Compensation, Corporate Governance and Nominating Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the individual’s direct experience with public companies in general and renewable energy companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

The overall purpose of the Compensation, Corporate Governance and Nominating Committee is to:

●	assist the Company in its corporate governance responsibilities under applicable law;

●	establish criteria for Board and committee membership;

●	recommend composition of the Board and its committees; and

●	as circumstances arise, assess directors’ performance.

The Compensation, Corporate Governance and Nominating Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

●	the Chair of the Board, the Chair of the Compensation, Corporate Governance and Nominating Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

●	the Compensation, Corporate Governance and Nominating Committee coordinates the search for qualified candidates with input from management and other Board members;

●	the Compensation, Corporate Governance and Nominating Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

●	selected members of Management and the Board will interview prospective candidates;

●	the Compensation, Corporate Governance and Nominating Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Shareholders;

●	the Compensation, Corporate Governance and Nominating Committee may, to the extent it deems appropriate, consult with significant Shareholders of the Company or other Shareholders as part of the process of nominating new directors; and

●	the Compensation, Corporate Governance and Nominating Committee will consider any candidates submitted by Shareholders on the same basis as any other candidate.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s process for determining compensation.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s Compensation, Committee.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s Compensation, Corporate Governance and Nominating Committee.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committees of the Board that the Company has are the Audit Committee, and the Compensation, Corporate Governance and Nominating Committee.

9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, its Committees and individual directors are currently not regularly assessed with respect to their effectiveness and contribution. However, the Chair meets with directors individually which facilitates a discussion of his or her contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Chair and the Compensation, Corporate Governance and Nominating Committee are responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Compensation, Corporate Governance and Nominating Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

10.	TERM LIMITS

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified board members than other companies. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.	POLICIES REGARDING THE REPRESENATION OF WOMEN ON THE BOARD

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Compensation, Corporate Governance and Nominating Committee generally identifies, evaluates and recommends candidates to become members of the Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The Compensation, Corporate Governance and Nominating Committee, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for a renewable energy company. Although the committee does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

(b)	If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company does not have a written policy relating to the identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Compensation, Corporate Governance and Nominating Committee considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. As noted above, gender diversity is taken into account but its primary focus to identify directors who have the expertise and the skills necessary for a renewable energy company.

13.	CONSIDERATON GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

The Company identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Company needs executive officers who have the expertise and the skills necessary for a renewable energy company.

14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For purposes of this item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on the Board because the Compensation, Corporate Governance and Nominating Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Company has not adopted a target regarding women in executive officer positions because the Company’s focus is identifying the most qualified person for the role.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Currently one member of the Company’s Board is a woman, representing 20% of the directors.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Currently one of the Company’s executive officers is a woman, representing 25% of the executive officers of the Company.

SCHEDULE “B”
to the Information Circular as at October 28, 2024 of
SolarBank Corporation

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

SOLARBANK CORPORATION
(the “Company”)

(for the year ended June 30, 2024)

DATED October 28, 2024

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)	a chair of the Company;

(b)	a vice-chair of the Company;

(c)	the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function, including sales, finance or production; or

(e)	performing a policy-making function in respect of the Company.

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation discussion and analysis

The Company has a Compensation, Corporate Governance and Nominating Committee (the “Compensation Committee”) that is responsible for recommending to the Board of Directors all forms of compensation to be granted to the Named Executive Officers and the directors, and for reviewing the President and CEO’s recommendations respecting compensation of the other officers of the Company. The Company’s Named Executive Officers are compensated through consulting agreements or employment agreements.

The Company’s executive officers have significant influence over the Company’s corporate performance and creating value for the Company’s shareholders. Over the past decade, the demand for renewable executives with requisite experience and skills has significantly increased, due in part to a significant global push to reduce carbon emissions and achieve “net-zero” goals. As a result, the Company operates in a highly competitive market for key executives and the attraction and retention of experienced and talented executives is one of the key objectives of the Company’s executive compensation program.

In order to retain a competent, strong and effective management group focused on the Company’s growth strategy, corporate performance, risk management and the creation of shareholder value, in a very tight and competitive market, it is important that the Company’s executive compensation program provides executives with the proper incentives and is competitive with compensation paid to executives having comparable responsibilities and experience at other companies engaged in the same or similar lines of business as the Company. The objectives of the Company’s executive compensation program are to recognize the need to attract and retain high caliber executives by providing reasonably competitive salaries; reward performance in achieving pre-determined objectives by providing bonus awards; and motivate executives to remain with the Company and enhance shareholder value through long-term incentives in the form of stock options and restricted share units (“RSUs”). In keeping with this philosophy, the main objectives of the executive compensation programs are to:

●	Pay for performance by rewarding the attainment of goals and objectives;

●	Attract and retain motivated and quality executive officers to drive long term shareholder value;

●	Develop a sense of proprietorship;

●	Build flexibility in programs to accommodate the dynamic nature of the renewable energy industry; and

●	Align programs to business needs, structure and culture.

To this end, the executive compensation program formulated by the Compensation Committee comprises three components: base salary, annual cash bonus and long-term incentives in the form of stock options or RSUs. The cash bonus program is directly related to the overall project development success of the Company measured based on total megawatts that achieve notice to proceed, are placed into operations or are added to assets under management. In 2024, the Compensation Committee reviewed and set the executive compensation levels based on a report entitled “Executive Market Compensation Review” (the “CGP Executive Report”) prepared by Compensation Governance Partners (“CGP”). CGP is an independent advisor on compensation and governance matters. The results of the CGP Executive Report were used by the Compensation Committee in reviewing the compensation of the Named Executive Officers in connection with the 2024 fiscal year and the performance of the Company and the Named Executive Officers for the 2024 fiscal year.

Base Salary

Base salary or fees are a fixed element of compensation that is payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary or fees are intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary or fees. In determining the base salary or fees of an executive officer, the Compensation Committee and the Board consider the following factors: the recommendation of the President & Chief Executive Officer of the Company (other than with respect to the compensation of the President & Chief Executive Officer); the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent; competitiveness with base salaries paid for similar positions in the renewable energy industry; his or her overall performance; and the results of the CGP Executive Report.

There is no mandatory framework that determines which of the above-referenced factors may be more or less important and the emphasis placed on any of these factors is at the discretion of the Board and may vary among the executive officers. Commencing for the 2024 fiscal year, in respect of the base salary or fees paid to the Named Executive Officers, the Board also considered salaries or consulting fees paid to other executive officers in the renewable energy industry based on the CGP Executive Report, the NEO’s contribution toward the Company’s achievement of business goals and objectives for the previous financial year.

The CGP Executive Report was prepared based on a benchmark group of companies which are as follows: Polaris Renewable Energy Inc., Beam Global, Ascent Solar Technologies, Inc., Greenlane Renewables Inc., Ideal Power Inc., Gevo, Inc., Advent Technologies Holdings, Inc., UGE International Ltd. and Exro Technologies Inc.

Details of the base salaries paid to the Named Executive officers during the years ended June 30, 2024, 2023 and 2022 are listed in the “Summary Compensation Table” below. During fiscal 2024, based on a review of the CGP Executive Report, the Compensation Committee recommended, and the Board of Directors approved, the following based salaries for the Company’s Named Executive Officers for the fiscal year ending June 30, 2024.

Named Executive Officer	2024 Base Salary/Fees ($)	Increase from 2023 Base Salary
President & Chief Executive Officer	414,000	0%
Chief Financial Officer	120,000	0%
Chief Operating Officer	350,000	0%
Chief Administrative Officer	188,400	0%

Subsequent to year-end, the Board of Directors approved, the following based salaries for the Company’s Named Executive Officers for the fiscal year ending June 30, 2025.

Named Executive Officer	2025 Base Salary/Fees ($)	Increase from 2024 Base Salary
President & Chief Executive Officer	450,000	9%
Chief Financial Officer	220,000	83%
Chief Operating Officer	361,500	3%
Chief Administrative Officer	250,000	33%

Bonus Payments

Executive officers are eligible for annual cash bonuses at the discretion of the Board of Directors, based on bonus program that has been reviewed by the Compensation Committee and approved by the Board of Directors. The bonus program is as follows

1.	A target payment (the “NTP Payment”) for every ten (10) megawatt direct current (“MWdc”) accumulative solar or wind power plants or every ten (10) megawatt (“MW”) accumulative Battery Energy Storage System (“BESS”) that is built by the Company or its affiliated entities achieving Notice to Proceed.

2.	A target payment (the “PTO Payment”) for every ten (10) MWdc accumulative solar or wind power plants or every ten (10) MW accumulative BESS that is built by the Company or its affiliated entities achieving Placed To Operation.

3.	A target payment (the “AUM Payment”) for every ten (10) MWdc accumulative solar or wind power plants or every ten (10) MW accumulative BESS that is built or acquired by the Company or its affiliated entities being added to the Company’s Asset under Management.

4.	The payments, if any:

i.	shall be paid 50% in cash and 50% in RSUs within four (4) weeks after reaching the specified milestones. The days that the Company is in its Blackout Period will be excluded from the four (4) weeks described above;

ii.	shall be adjusted if a Solar or Wind power plant or BESS is not delivered within the budget and schedule established by the Company or by other adjustors established by the Company; and

iii.	is not earned or accrued until and unless the Employee is “Actively Employed” (as defined in the employee’s applicable employment or consulting agreement) on the day where the payment is payable.

The table below provides NTP Payment, PTO Payment and AUM Payment target amounts for each ten (10) MWdc or ten (10) MW, as applicable, for each of the Named Executive Officers.

Named Executive Officer	NTP Payment ($)	PTO Payment ($)	AUM Payment ($)
President & Chief Executive Officer	-	100,000	-
Chief Financial Officer	-	20,000	-
Chief Operating Officer	20,000	90,000	-
Chief Administrative Officer	-	20,000	-

The table below provides the actual total NTP Payment, PTO Payment and AUM Payment that was paid to each of the Named Executive Officers during the year ended June 30, 2024.

Named Executive Officer	NTP Payment ($)	PTO Payment ($)	AUM Payment ($)	Total Payment ($)
President & Chief Executive Officer	Nil	Nil	Nil	Nil
Chief Financial Officer	Nil	Nil	Nil	Nil
Chief Operating Officer	20,000	90,000	Nil	110,000
Chief Administrative Officer	Nil	Nil	Nil	Nil

Long-Term Incentives

The Company believes that granting stock options and RSUs to key personnel encourages retention and more closely aligns the interests of executive management with the intent of Shareholders. The inclusion of options and RSUs in compensation packages allows the Company to compensate employees while not drawing on cash resources. Further, the Company believes that the option and RSU component serves to further align the interests of management with the interests of the Company’s Shareholders. The amount of options or RSUs to be granted is based on the relative contribution and involvement of the individual in question, as well as taking into consideration previous option or RSU grants. Historically, there have been no other specific quantitative or qualitative measures associated with option or RSU grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric. During the financial year ended June 30, 2024, the Company granted no stock options and no restricted share units to its Named Executive Officers.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director except that NEOs and directors are prohibited from undertaking any of the following activities under the Company’s Insider Trading Policy:

●	any hedging activities, including the practice of selling “short” securities of the Company at any time, are not permitted; and

●	the practice of buying or selling financial instruments, including a “call” or “put” or any other prepaid forward contracts, equity swaps, collars, units of exchange funds or derivative security in respect of any securities of the Company is not permitted.

Risk Management and Assessment

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. The Compensation Committee is responsible for reviewing the Company’s compensation program to ensure that risks are identified and mitigated to the extent possible. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders. The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

The Company has assessed the risks associated with its approach to bonuses and equity-based compensation grants. In order to manage risks, the executive team has been directed to give an overriding priority to safety, while at the same time working to bring as many projects as possible into operation according to the Board approved plan.

The Company views stock options and RSUs as a valuable tool for aligning the interest of management and Shareholders in the long term growth and success of the Company. The Company is aware that stock option and RSU grants that vest immediately may create an incentive for management to maximize short term gains at the expense of the long term success of the Company. In order to mitigate this risk, option and RSU grants are generally subject to time or performance based vesting conditions.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns to June 30, 2024, assuming a $100 investment in Common Shares on March 1, 2023 (the day the Common Shares commenced trading publicly on a stock exchange), compared to an equal investment in the S&P/TSX Composite Index. The Company does not currently issue dividends. As the Common Shares were not trading on a stock exchange prior to commencing trading on the Canadian Securities Exchange until March 1, 2024, the Common Share performance as set out in the graph reflects the volatility of a growth company and does not necessarily indicate future price performance.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and Common Share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation. The Common Share price is also affected factors beyond the Company’s control, including general and industry-specific economic and market conditions.

There is not a correlation between the trend of SolarBank’s stock price and SolarBank’s executive compensation. Due to a variety of factors, the Company’s executive compensation increased from 2023 to 2024 as the Company has increased the number of projects it is developing or has completed.

Compensation Governance

Compensation Committee

Members and Independence

The Compensation Committee is comprised of Paul Sparkes, Paul Pasalic and Chelsea Nickles each of whom is considered an independent director for purpose of application securities laws.

Skills and Experience

The Board believes that each current member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
Paul Sparkes

Mr. Sparkes is an entrepreneur with over 25 years of experience in media, finance, capital markets and Canada’s political arena. He spent a decade in the broadcast and media industry as CTVglobemedia’s Executive Vice President, Corporate Affairs. He also held senior positions in public service, including with the Government of Canada as Director of Operations to Prime Minister Jean Chretien, and as a senior aide to two Premiers of Newfoundland and Labrador. Paul was a co-founder and executive vice chairman at Difference Capital Financial and serves on a number of private and public boards. He is currently President and founder of Otterbury Holdings Inc., Global Alternatives Advisory, and is an advisor and deal maker for growth companies in the private and public markets.

Paul Pasalic

Mr. Pasalic is a private equity professional and a corporate lawyer with more than 15 years of experience in corporate, securities and regulatory matters. Mr. Pasalic has advised on a diverse array of complex multi-jurisdictional transactions across various industries and across the capital structure. Mr. Pasalic holds a bachelors of business administration (finance) from Simon Fraser University, and obtained a juris doctor from the University of Calgary in 2007. Mr. Pasalic is a qualified attorney in Canada (Ontario; Alberta), New York State as well as in England and Wales. Mr. Pasalic is also a CFA charterholder.

Chelsea Nickles	Ms. Nickles is a renewable energy professional with more than 20 years of experience contributing to a net zero world. For nearly the past decade, Ms. Nickles has been focusing on developing offshore wind projects in multiple jurisdictions with Ørsted, the global leader in offshore wind. Ms. Nickles currently holds the title of Director with Ørsted and also serves as a director for several offshore wind companies where she helps to steer their success. Prior to joining Ørsted, Ms. Nickles worked as a lawyer in the Projects, Energy, Natural Resources and Infrastructure group with Allen & Overy LLP in London, England. Ms. Nickles holds a Bachelors of Arts (honours) from Acadia University and obtained a juris doctor from the University of Calgary in 2009.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

●	Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonuses, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

●	Reviewing compensation of the Board of Directors;

●	Administration of the Company’s compensation plans, including share compensation plan, outside directors’ compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

●	Research and identification of trends in employment benefits; and

●	Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chair of the Compensation Committee shall determine. The Compensation Committee may ask members of Management or others to attend meetings or to provide information as necessary. The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Advisor

Identity and Mandate of Compensation Consultant

During the third quarter of the financial year ended June 30, 2024, the Company retained CGP to undertake a review of the Company’s director and executive compensation program. The Committee’s mandate was for CGP to provide recommendations regarding director and executive compensation for the fiscal year ended June 30, 2024 and thereafter. In developing compensation recommendations for the fiscal year ended June 30, 2024, CGP provided the following support to the Compensation Committee:

●	Review and discuss director and executive compensation related matters and market trends.

●	Review director compensation recommendations.

●	Review the competitiveness and appropriateness of executive compensation practices and peer groups.

●	Review executive compensation recommendations.

The Company does not have a requirement that the Compensation Committee or Board of Directors pre-approve the services that a compensation consultant provides to the Company at the request of Management.

Fees Paid to Compensation Consultant

During the two most recently completed financial years, following fees have been billed by CGP to the Company:

Financial Year	2024	2023
Executive compensation-related fees	$16,200	Nil
All other fees	Nil	Nil
Total fees	$16,200	Nil

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended June 30, 2024 the Company’s Named Executive Officers. The Company had five Named Executive Officers during the fiscal year ended June 30, 2024 as set forth in the table below.

Name and principal position)	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)		Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
						Annual incentive plans	Long-term incentive plans
Dr. Richard Lu(1)	2024	414,000	Nil	Nil		Nil	Nil	Nil	Nil	414,000
President & CEO	2023	414,000	Nil	350,582	(5)	206,830	Nil	Nil	Nil	971,412
	2022	469,731	Nil	Nil		100,000	Nil	Nil	Nil	569,731
Sam Sun(2)	2024	120,000	Nil	Nil		Nil	Nil	Nil	Nil	120,000
Chief Financial	2023	115,378	Nil	94,976	(5)	24,615	Nil	Nil	Nil	234,969
Officer	2022	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Andrew van	2024	350,000	Nil	Nil		110,000	Nil	Nil	Nil	460,000
Doorn(3)	2023	327,230	Nil	191,227	(5)	Nil	Nil	Nil	Nil	518,457
Chief Operating Officer	2022	249,995	Nil	Nil	)	Nil	Nil	Nil	Nil	249,995
Tracy Zheng(4)	2024	188,400	Nil	Nil		Nil	Nil	Nil	Nil	188,400
Chief	2023	188,400	Nil	191,227	(5)	120,000	Nil	Nil	Nil	499,627
Administrative Officer	2022	188,400	Nil	Nil	)	Nil	Nil	Nil	Nil	188,400

(1)	Effective September 1, 2022, as amended July 2, 2024, Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Lu Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. LVC is paid annual consulting fees of $544,700 for the services of Dr. Lu. LVC is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. Dr. Lu receives no compensation for his services as a director. The Company may terminate Dr. Lu’s consulting agreement by providing six months prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by LVC for “Good Reason” or by the Company, then LVC is entitled to a payment equal to two years of consulting fees. See “Termination and Change of Control Benefits” for further details.
(2)	Effective June 10, 2022, as amended July 1, 2024, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. Mr. Sun is paid an annual salary of $220,000 for his services as CFO. Mr. Sun is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing the notice or pay in lieu of notice required under the Employment Standards Act, 2000 (Ontario) which as of June 30, 2024 was two weeks notice or pay in lieu of notice.
(3)	Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. Mr. van Doorn is paid an annual salary of $361,500 for his services as COO. Mr. van Doorn is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing twelve month’s notice or pay in lieu of notice plus a continuation of employee group benefits for the notice period.
(4)	Effective February 1, 2021 Ms. Zheng, as amended July 2, 2024, through her personal company The Phoenix Trendz Inc. (“PTI”), entered into a consulting agreement with the Company. PTI is paid annual consulting fees of $250,000 (plus applicable taxes) for the services of Ms. Zheng as Chief Administrative Officer. PTI is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate PTI’s consulting agreement by providing one month’s prior written notice.
(5)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was November 4, 2022. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 3.80% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 124% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

Option-based Awards

The Board of Directors has adopted the Share Compensation Plan under which RSUs and stock options (“Options”) may be granted to the Company’s directors, officers, employees and consultants. The Share Compensation Plan provides participants (each, a “Participant”), who may include participants who are citizens or residents of the United States (each, a “US Participant”), with the opportunity, through RSUs and Options, to acquire an ownership interest in the Company. The RSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units – Vesting Provisions” below. The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options – Vesting Provisions” below.

Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people are eligible to participate in the Share Compensation Plan: any officer or employee of the Company or any officer or employee of any subsidiary of the Company and, solely for purposes of the grant of Options, any director of the Company or any director of any subsidiary of the Company, and any Consultant (defined under the Share Compensation Plan as an individual (other than an employee or a director of the Company) or a corporation that is not a U.S. Person that: (A) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to an offer or sale of securities of the Company in a capital raising transaction, or services that promote or maintain a market for the Company securities; (B) provides the services under a written contract between the Company or the affiliate and the individual or the Company, as the case may be; (C) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and (D) has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company).

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board (the “Administrators”) based on the recommendation of the Board or the compensation committee of the Board, if applicable. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs and Options will be awarded or granted, the number of RSUs and Options to be awarded or granted, the vesting criteria for each award of RSUs and grant of Options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the CSE.

Restrictions on the Award of RSUs and Grant of Options

The awards of RSUs and grants of Options under the Share Compensation Plan is subject to a number of restrictions:

(a)	the total number of Common Shares reserved and available for grant and issuance pursuant to the exercise of Options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares from time to time; and

(b)	the number of Common Shares issuable pursuant to the exercise of Options under the Share Compensation Plan within a 12 month period to all eligible persons retained to provide investor relations activities (together with those Common Shares that are issued pursuant to any other Share Compensation Arrangement) shall not, at any time, exceed 1% of the issued and outstanding Common Shares.

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may in their sole discretion make such changes or adjustments, if any, as the Administrators consider fair or equitable to reflect such change or event including, without limitation, adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto, as determined by the Administrators.

Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the relevant date of vesting of any RSUs awarded under the Share Compensation Plan, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant’s account multiplied by the volume weighted average price of the Common Shares traded on the CSE for the five consecutive trading days prior to the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s RSUs in the Participant’s account will be, duly issued as fully paid and non assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

Vesting Provisions for RSUs

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators will determine the vesting criteria applicable to the awarded RSUs; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (each an “RSU Agreement”); and (iv) all vesting and issuances or payments in respect of a RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

It is the current intention that RSUs may be awarded with both time based vesting provisions as a component of the Company’s annual incentive compensation program, and performance based vesting provisions as a component of the Company’s long term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the date of vesting will be automatically extended to the tenth business day after the end of the blackout period.

Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an “Event of Termination”). In such circumstances, any vested RSUs will be issued (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting) and unless otherwise determined by the Administrators in their discretion, any unvested RSUs will be automatically forfeited and cancelled (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement). Notwithstanding the above, if a person retires in accordance with the Company’s retirement policy at such time, the pro rata portion of any unvested performance based RSUs will not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date. For greater certainty, if a person is terminated for just cause, all unvested RSUs will be forfeited and cancelled.

Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied. However, the Company will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue Common Shares by making a lump sum cash payment of equivalent value (i.e., pursuant to a cashless exercise), provided there is a full deduction of the number of underlying Common Shares from the Share Compensation Plan’s reserve.

Vesting Provisions for Options

The Share Compensation Plan provides that the Administrators may determine, in accordance with minimum vesting requirements of the CSE, the vesting criteria applicable to any Options, when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option agreement will disclose any vesting conditions prescribed by the Administrators.

Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, unless otherwise determined by the Administrators in their discretion, any unvested Options will be automatically cancelled, terminated and not available for exercise and any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all Options (whether or not then exercisable) will be automatically cancelled.

Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that the exercise price in respect of that Option shall not be less than the Market Price on the date of grant. “Market Price” is defined in the Share Compensation Plan, as of any date, the price of the Common Shares determined as follows: (A) if the Common Shares are listed on any exchange, the Market Price will be the closing price of the Common Shares on such exchange for the last market trading day prior to the date of grant of the Option. Notwithstanding the foregoing, in the event that the Common Shares are listed on the CSE, for the purposes of establishing the exercise price of any Options, the Market Price shall not be lower than the greater of the closing market price of the Subordinate Voting Shares on the CSE on (i) the trading day prior to the date of grant of the Options, and (ii) the date of grant of the Options; or (B) in the absence of an established market for the Common Shares, the Market Price shall be determined in good faith by the Administrators.

No Option shall be exercisable after ten years from the date the Option is granted. Under the Share Compensation Plan, should the term of an Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Unless otherwise determined by the Board, in the event of a change of control, any surviving or acquiring corporation shall assume any Option outstanding under the Share Compensation Plan on substantially the same economic terms and conditions or substitute or replace similar options for those Options outstanding under the Share Compensation Plan on substantially the same economic terms and conditions.

Transferability

RSUs awarded and Options granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of the Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may make such changes or adjustments, if any, as they consider fair or equitable, to reflect such change or event including adjusting the number of Options and RSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any Option or RSU immediately after such an adjustment shall not exceed the value of such Option or RSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option at any time without the consent of any Participant provided that such amendment shall: (i) not adversely alter or impair any RSU previously awarded or any Option previously granted, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs and Options of US Participants, such amendment will not result in the imposition of taxes under Section 409A of the U.S. Internal Revenue Code of 1986; (ii) be subject to any regulatory approvals including, where required, the approval of the CSE; and (iii) be subject to shareholder approval, where required, by the requirements of the CSE, provided that shareholder approval shall not be required for the following amendments:

(a)	amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority, stock exchange or quotation system and any amendment to the Share Compensation Plan or a RSU or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(b)	amendments that are necessary or desirable for RSUs or Options to qualify for favourable treatment under any applicable tax law;

(c)	amendments to the vesting provisions of any RSU or any Option (including any alteration, extension or acceleration thereof), providing such amendments do not adversely alter or impair such RSU or Option;

(d)	amendments to the termination provisions of any Option (e.g., relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period) providing such amendments do not adversely alter or impair such Option;

(e)	amendments to the Share Compensation Plan that would permit the Company to retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares for such persons, instead of issuing Common Shares from treasury upon the vesting of the RSUs;

(f)	amendments to the Share Compensation Plan that would permit the Company to make lump sum cash payments to Participants, instead of issuing Common Shares from treasury upon the vesting of the RSUs; and

(g)	the amendment of the cashless exercise feature set out in the Share Compensation Plan.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would: (i) increase the fixed maximum percentage of issued and outstanding Common Shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares; (ii) increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”; (iii) reduce the exercise price of any Option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person); (iv) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or (v) amend the amendment provisions of the Share Compensation Plan.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended June 30, 2024

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Richard Lu President & CEO	550,000	(2)	$0.75	2027-11-04	$4,064,500	Nil	Nil	Nil
Sam Sun Chief Financial Officer	149,000	(2)	$0.75	2027-11-04	$1,101,110	Nil	Nil	Nil
Andrew van Doorn Chief Operating Officer	300,000	(2)	$0.75	2027-11-04	$2,217,000	Nil	Nil	Nil
Tracy Zheng Chief Administrative Officer	300,000	(2)	$0.75	2027-11-04	$2,217,000	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Exchange on June 28, 2024 being $8.14.

(2)	Options are granted for a period of five years and vest over a period of two years such that 50% become available for exercise on each of the twelve and twenty-four month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended June 30, 2024

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the year ended June 30, 2024:

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Richard Lu President & CEO	1,677,500	(2)	Nil	Nil
Sam Sun Chief Financial Officer	454,450	(3)	Nil	Nil
Andrew van Doorn Chief Operating Officer	915,000	(4)	Nil	Nil
Tracy Zheng Chief Administrative Officer	915,000	(5)	Nil	Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)	275,000 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85

(3)	74,500 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85

(4)	150,000 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85

(5)	150,000 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The following describes the respective employment or consulting agreements currently in effect for the Named Executive Officers:

Dr. Richard Lu

Effective September 1, 2022, as amended July 2, 2024, Light Voltaic Corporation (“LVC”) entered into a consulting agreement (the “Lu Consulting Agreement”) with the Company to provide the services of Dr. Lu to the Company to act as Chief Executive Officer. LVC is paid annual consulting fees of $544,700 for the services of Dr. Lu. LVC is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the Lu Consulting Agreement by providing six months prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by LVC for “Good Reason” or by the Company, then LVC is entitled to a payment equal to two years of consulting fees.

Sam Sun

Effective June 10, 2022, as amended July 1, 2024, Mr. Sun entered into an employment agreement with the Company with an effective start date of July 4, 2022. Mr. Sun is paid an annual salary of $220,000 for his services as CFO. Mr. Sun is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing the notice or pay in lieu of notice required under the Employment Standards Act, 2000 (Ontario) which as of June 30, 2024 was two weeks notice or pay in lieu of notice. In the event that within one year of a “Change of Control” the employment agreement is terminated by Mr. Sun for “Good Reason” or by the Company, then Mr. Sun is entitled to a payment equal to two years of base salary.

Andrew van Doorn

Effective October 25, 2022, Mr. van Doorn entered into an employment agreement with the Company. Mr. van Doorn is paid an annual salary of $361,500 for his services as COO. Mr. van Doorn is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate the employment agreement by providing twelve month’s notice or pay in lieu of notice plus a continuation of employee group benefits for the notice period.

Tracy Zheng

Effective February 1, 2021 Ms. Zheng, as amended July 2, 2024, through her personal company The Phoenix Trendz Inc. (“PTI”), entered into a consulting agreement with the Company. PTI is paid annual consulting fees of $250,000 (plus applicable taxes) for the services of Ms. Zheng as Chief Administrative Officer. PTI is also eligible to receive a bonus on the terms described above under “Compensation discussion and analysis – Bonus Payments”. The Company may terminate PTI’s consulting agreement by providing one month’s prior written notice. In the event that within one year of a “Change of Control” the consulting agreement is terminated by PTI for “Good Reason” or by the Company, then PTI is entitled to a payment equal to two years of consulting fees.

Definitions

“Change of Control” will be deemed to have occurred if a transaction results in:

(i) the acceptance of an Offer (defined below) by a sufficient number of holders of voting shares in the capital of the Company to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Company being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Company);

(ii) the completion of a consolidation, merger or amalgamation of the Company with or into any other corporation whereby the voting shareholders of the Company immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity; or

(iii) the completion of a sale whereby all or substantially all of the Company’s undertakings and assets become the property of any other entity and the voting shareholders of the Company immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale.

“Good Reason” shall be defined as, without the employee or consultant’s written consent, the occurrence of any of the following circumstances:

(i) reduction by the Company of the Monthly Fees;

(ii) the employee or consultant no longer holds the position title specified in their agreement;

(iii) a material diminution in the employee or consultant’ duties or the assignment to the employee or consultant of any duties inconsistent with the position title specified in their agreement;

(iv) a change in the employee or consultant’s reporting relationship such that the employee or consultant no longer reports directly to the position; or

(v) relocation of place of work more than 50 kilometers from the Company’s head office at the relevant time.

“Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company.

Termination Payments

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions applicable as of June 30, 2024:

Name(1)	Dr. Richard Lu	Sam Sun	Andrew van Doorn	Tracy Zheng
Severance Period	24 months	24 months	12 months	24 months
Severance Payment	828,000	240,000	350,000	376,800
Unvested Stock Options(2)	2,032,250	550,555	1,108,500	1,108,500
Benefits(3)	Nil	Nil	Nil	Nil
TOTALS	2,860,250	790,555	2,158,500	1,485,300

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2024).
(2)	Subject to a resolution of the Board of Directors, if there is a Change of Control, all stock options and RSUs vest immediately prior to such Change of Control. This calculation is based on the closing price of the Common Shares on the Cboe Canada Stock Exchange on June 28, 2024, being $8.14 per share.
(3)	This amount includes health and medical plan premiums.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer without cause in accordance with the termination provisions applicable as of June 30, 2024:

Name(1)	Dr. Richard Lu	Sam Sun	Andrew van Doorn	Tracy Zheng
Severance Period	6 months	2 weeks	12 months	1 month
Severance Payment	207,000	4,615	350,000	15,700
Unvested Stock Options	Nil	Nil	Nil	Nil
Benefits(2)	7,478	312	8,109	603
TOTALS	214,478	4,927	358,109	16,303

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (June 30, 2024).
(2)	This amount includes health and medical plan premiums.

Director Compensation

From April 1, 2024, under the Company’s director compensation program, non-executive Directors of the Company receive the following director compensation, paid quarterly:

●	Independent Lead Director Annual Retainer: $94,500
●	Independent Director Annual Retainer: $81,000
●	Audit Committee Chair Annual Retainer: $13,900
●	Compensation, Corporate Governance and Nominating Committee Chair Annual Retainer: $13,900

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers. During the financial year ended June 30, 2024, the Company had four Directors who were not Named Executive Officers, being Paul Sparkes, Paul Pasalic, Olen Aasen and Chelsea Nickles.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Paul Sparkes Director	$23,625	Nil	Nil	Nil	Nil	Nil	$23,625
Paul Pasalic Director	$23,725	Nil	Nil	Nil	Nil	Nil	$23,725
Olen Aasen(1) Director	$20,250	Nil	Nil	Nil	Nil	Nil	$20,250
Chelsea Nickles Director	$23,725	Nil	Nil	Nil	Nil	Nil	$23,725

(1)	Olen Aasen resigned as a Director effective July 8, 2024.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended June 30, 2024.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paul Sparkes Director	150,000	(2)	$0.75	2027-11-04	1,108,500	Nil	Nil	Nil
Paul Pasalic Director	150,000	(2)	$0.75	2027-11-04	1,108,500	Nil	Nil	Nil
Olen Aasen Director	200,000	(2)	$0.75	2027-11-04	1,478,000	Nil	Nil	Nil
Chelsea Nickles Director	Nil		Nil	Nil	Nil	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Cboe Canada Exchange Inc. on June 28, 2024, being $8.20.
(2)	Options are exercisable for a period of five years and vest over a period of two years such that 50% become available for exercise on each of the twelve and twenty-four month anniversaries of the date of grant.

Incentive plan awards – value vested or earned during the financial year ended June 30, 2024

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the year ended June 30, 2024:

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Sparkes Director	457,500	(2)	Nil	Nil
Paul Pasalic Director	457,500	(2)	Nil	Nil
Olen Aasen Director	610,000	(3)	Nil	Nil
Chelsea Nickles Director	Nil		Nil	Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.
(2)	75,000 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85.
(3)	100,000 options exercisable at $0.75 per share vested on November 4, 2023. The closing price of the Common Shares on the Canadian Securities Exchange on November 3, 2023 was $6.85.

SCHEDULE “C”
to the Information Circular as at October 28, 2024 of
SolarBank Corporation

REPORTING PACKAGE

See attached.